Thomas J. Morgan 40 North Central Avenue Phoenix, Arizona 85004-4429	Direct Dial: (602) 262-5712 Direct Fax: (602) 734-3911 TMorgan@lrlaw.com Admitted in: Arizona

Our File Number: 34950-00004

October 27, 2005

Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549-7010
Attention:	Pamela A. Long
Mail Stop 7010

Re:	FortuNet, Inc.
Form S-1 filed September 16, 2005
File No. 333-128391
Dear Ms. Long:
     With respect to the above-captioned filing, this letter responds to the comments set forth in your letter dated October 13, 2005. FortuNet’s Form S-1 (Amendment No. 1) is also filed in response to these comments. We will provide marked copies of the amendment to assist in your review. We have also indicated the page numbers of the amendment, as applicable, in the responses to your comments.
     The paragraph numbers correspond to the paragraph numbers of the comments in your October 13 letter. For your convenience, we have set forth your comments in this letter with response below.
Form S-1 filed September 16, 2005
General
1.	Please file all exhibits with your next amendment, or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

RESPONSE

The Underwriting Agreement, Amended and Restated Articles of Incorporation, Amended and Restated Bylaws, Opinion of Lewis and Roca LLP, 2005 Stock Incentive Plan, 2005 Stock Incentive Plan for Independent Directors and Consents of Person About

Phoenix     •     Tucson     •     Las Vegas     •     Albuquerque
www.lewisandroca.com

Securities and Exchange Commission October 27, 2005 Page 2

to Become a Director have been filed with Amendment No. 1. All remaining exhibits will be provided supplementally or with the filing of the next amendment.
Description of Graphics Inside the Front Cover
2.	Supplementally provide us with copies of any artwork you intend to include in the prospectus.

RESPONSE

A copy of the artwork to be included in the front cover of the prospectus will be supplementally provided.
Prospectus Summary, page 1
3.	Clarify whether the gaming platforms you currently provide to your customers contain only bingo or whether the platforms contain traditional casino games but are only available in stationary devices.

RESPONSE

Although FortuNet’s gaming platforms are currently used by its customers primarily to conduct bingo games, the platforms have been adapted and successfully deployed to conduct traditional casino games in certain niche markets. There are no significant differences between the games operated on FortuNet’s mobile and stationary devices. The first paragraph under the “Prospectus Summary — Business” section has been modified to clarify this point. See pages 1, 5, 6, 15, 29 and 42. Also see page 48 “Stationary Player Terminals.”

4.	Please discuss whether the gaming licenses that you currently hold allow you to manufacture and distribute mobile and wireless gaming devices that conduct or control traditional casino games or whether you will be required to obtain additional licenses to do so. In this regard, it appears that the gaming devices and platforms you manufacture and distribute currently only provide players the ability to play bingo. Make similar revisions throughout the prospectus as necessary.

RESPONSE

Until the regulations under the Nevada Mobile Gaming Law are adopted, the distribution of devices that play traditional casino games in Nevada is not authorized. However, FortuNet’s gaming devices have been adapted to allow players to play traditional casino games in addition to bingo. These devices have been successfully deployed in certain

Securities and Exchange Commission October 27, 2005 Page 3

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niche markets. The discussion in the second, third and fourth paragraphs under the “Prospectus Summary — Business” section, and other applicable places throughout the prospectus, have been modified to clarify the licensing requirements. See pages 1, 5, 6, 15, 29 and 42.

5.	Revise this section, and elsewhere as appropriate, to disclose the status of the regulations expected to be promulgated under the Nevada Mobile Gaming Law. State, if true, that unless and until regulations are promulgated under this law, you will not be able to distribute mobile or wireless gaming devices or platforms containing traditional casino games.

RESPONSE

Until the regulations under the Nevada Mobile Gaming Law are adopted, the distribution of devices that play traditional casino games in Nevada is not authorized. On October 4, 2005, the Nevada State Gaming Control Board published draft regulations, as well as draft amendments to existing regulations, as provided by the Nevada Mobile Gaming Law. These draft regulations were the subject of a public workshop with the Gaming Control Board held on October 25, 2005.

Until such regulations are promulgated, FortuNet is not authorized to distribute gaming devices that play traditional casino games in Nevada. Clarifying language has been added to the second paragraph under the “Prospectus Summary — Business” section and in the “Risk Factors”, ”Management’s Discussion and Analysis (“MD&A”),” the “Business” sections of the Prospectus. See pages 1, 5, 6, 15, 29 and 42.
The Offering, page 2
OpenIPO, page 2
6.	Please revise to provide a brief description of the OpenIPO procedures. For example, provide a bulleted list of the phases of the auction process.

RESPONSE

FortuNet has considered the Staff’s suggestion. However, consistent with the approach followed by other issuers in offerings conducted through the OpenIPO process in which no summary of the OpenIPO process was provided in the prospectus summary, we believe that investors should review the detailed and thorough description of the OpenIPO process in the “Plan of Distribution” section, which has been previously reviewed by the Office of the Chief Counsel, rather than rely on a summary thereof in the prospectus summary. We believe that providing a summary of the OpenIPO process is more likely to mislead investors than a reference to the “Plan of Distribution.”

Securities and Exchange Commission October 27, 2005 Page 4

A page reference to the “Plan of Distribution” has been added at page 2.

7.	Disclose that the clearing price, and therefore the actual offering price, could be higher or lower than the price range estimated for the initial public offering.

RESPONSE

FortuNet believes that the possibility that the initial public offering price could be higher or lower than the price range estimated for the initial public offering is adequately disclosed in the “Plan of Distribution — The OpenIPO Auction Process — Reconfirmation of Bids” section on page 76 in the context of the discussion regarding the reconfirmation of bids and the circulation of a revised preliminary prospectus in the event that the initial public offering price is more than 20% above the high end of the price range or below the low end of the price range. See also the discussion in “Plan of Distribution — Determination of Public Offering Price” starting at page 77.

Consistent with the response to Comment 6 above, we believe that providing investors with limited disclosure of aspects of the OpenIPO process in the prospectus summary is more likely to mislead investors than specifically referring investors to the more detailed and thorough description of the OpenIPO process in the “Plan of Distribution” section.
Risk Factors, page 5
8.	Throughout this section, you state that you “cannot assure”, “there can be no assurance”, or you “cannot be sure [of]” various facts. The real risk, however, is not your inability to assure the reader or predict the outcome of various situations. Please revise so that the risk is clear.

RESPONSE

All risk factors, as appropriate, have been revised to clarify the stated risk. See “If other gaming jurisdictions . . . “ at page 6, “Our failure to retain and extend . . . “ at pages 7 and 8, “We expect to spend substantial amounts . . . “ at page 11, “We may not be able to extend . . . “ at page 14, and “We operate in regions . . . “ at page 16.

9.	Many of your risk factor headings merely state a fact without specifying the resulting risk. Review each risk factor caption and revise them as necessary to clearly specify the risk.

RESPONSE

Securities and Exchange Commission October 27, 2005 Page 5

The risk factor headings, as applicable, have been revised to clarify the risk. See for example, “If other gaming jurisdiction . . . “ at page 6, “Our failure to obtain gaming licenses . . . “ at page 6, and “If our wireless gaming terminals . . . “ at page 10.

10.	Some of your risk factors are lengthy and could be revised into several separate risk factors. For example, on page five under the risk factor heading “We are strictly regulated...”, it appears that this risk factor could be separated into risk factors relating to the risks to the company, such as:
•	the risk to the company if necessary approvals are not obtained,

•	the risk to the company relating to continuous scrutiny by Nevada regulatory authorities,

•	the risk of failing to maintain your licenses,

•	the risk that you may not obtain regulatory approval for both your company and the gaming platform in certain jurisdictions, and

•	the risk resulting from being subject to tribal laws and regulations.
          Review and revise your risk factors as appropriate.
RESPONSE

The specified risk factor has been separated to distinguish the various regulatory risks and this risk factor and other risk factors related to regulatory risks have been modified in accordance with this comment. These risk factors have been reordered in order of significance as currently perceived by FortuNet. See page 5 to 7. We have also revised the risk factor “The closing of this offering is conditioned ...” to separate this risk factor and add a new heading “Beneficial holders of our securities will be subject...” at pages 20 and 21.
The Nevada Gaming Commission may not adopt regulations..., page 6
11.	Revise this risk factor to disclose whether a time frame has been established for the Nevada Gaming Commission to adopt regulations. State whether the Gaming Commission has begun the process of adopting regulations.

RESPONSE

The specified risk factor has been modified to clarify that while proposed regulations have been published, the adoption of regulations is not mandatory and no time frame has been established for adoption of the regulations. See “Failure of the Nevada Gaming Commission . . .” at page 5.

Securities and Exchange Commission October 27, 2005 Page 6

Our electronic bingo product operations..., page 7
12.	Revise to state the percentage of total revenues you derive from your contracts leasing electronic bingo products to casinos and bingo halls. In addition, disclose the percentage of your contracts that are electronic bingo product leases.

RESPONSE

The specified risk factor has been modified to state that all of our lease contracts relate to electronic bingo products and set forth the percentage of total revenues derived from these contracts. See “Our failure to retain . . . “at page 7.

13.	Please reconcile your statements in this risk factor regarding your revenues with your statements regarding your revenues in risk factors on page eight and ten. In particular, we note the following statements:
•	“We currently derive substantially all of our revenues and cash flow from our portfolio of contracts to lease electronic bingo products to casinos and bingo halls.”

•	“Most of our revenue is currently derived through the distribution of our bingo products through independent distributors.”

•	“We currently derive substantially all of our revenues by leasing our wireless gaming terminals and associated equipment to our gaming establishment customers.”
Revise your risk factors, as well as the rest of your prospectus, to clearly illustrate your business model and how your business generates revenues.

RESPONSE

The first statement has been modified to specify the percentage of revenues and cash flow derived from FortuNet’s portfolio of contracts to lease electronic bingo products to gaming establishments, which include casinos and bingo halls. See Response to Comment #12 above. The second statement has been deleted. However, the percentage of revenues derived through distributors has been specified. See “We depend on a small number of independent distributors . . .” at page 8. The third statement is consistent with the first statement because casinos and bingo halls are a subset of gaming establishments.
If we fail to remedy certain significant deficiencies.., page 13

Securities and Exchange Commission October 27, 2005 Page 7

14.	Revise this risk factor to include a cross-reference to a more detailed discussion of the significant deficiencies found by your auditors, including a statement as to when the deficiencies were found, any steps you have taken or will take to remediate the problems, and the anticipated time frame for curing the deficiencies.

RESPONSE

This risk factor has been modified to include a cross-reference to a more detailed discussion of the internal control deficiencies in the MD&A section. Also, a more detailed discussion of the deficiencies and remediation efforts has been added to the MD&A section. See “If we fail to remedy . . .” at page 13 and “Internal Control Deficiencies” at page 32.
Acts of terrorism, as well as other factors affecting discretionary consumer spending,...page 15
15.	Please revise this risk factor to clarify the specific risk to your business. For example, state whether the reduction in visits to Nevada gaming establishments seen after September 11, 2001 is ongoing. State whether your customers are able to discontinue their contracts with you upon an act of terrorism and a downturn in consumer spending.

RESPONSE

The risk factor has been modified to specify that a future terrorist attack similar to the attacks of September 11, 2001 may negatively affect our business. See “Future acts of terrorism . . . “ at pages 15 and 16.

FortuNet’s contracts are on a pay per use basis. Our customers will profit from utilization of our gaming devices despite a downturn in consumer spending, and have no incentive to cancel contracts as a result. Our leases do not allow the customer to discontinue payments under the lease, however, payments are due on a pay per use basis. Therefore, customer cancellation of leases in the event of a downturn in consumer spending is not a risk to our business. If usage discontinues, payments will likewise discontinue. Most of our contracts provide that FortuNet can cancel the contracts based on low utilization. We have also added clarifying language to this risk factor at page .
We operate our business in regions subject to natural disasters...,page 15
16.	We note that you anticipate a loss of revenues and assets as a result of the hurricanes that recently hit the Gulf Coast area. State whether your leases allow your customers to discontinue payments due to natural disasters. In addition, update this risk factor to quantify the extent of the damage to your physical assets. If are not yet capable of

Securities and Exchange Commission October 27, 2005 Page 8

determining the extent of the damage, state when you anticipate knowing and whether you have insurance to cover any of the losses sustained.

RESPONSE

This risk factor has been modified in accordance with the comment. See page 16.
The closing of this offering is conditioned upon our receipt..., page 19
17.	State whether you have applied to the Nevada Gaming Commission to become a registered company and for the necessary exemptions. Disclose the risk involved if you do not receive an exemption from the mandatory licensing requirement imposed upon beneficial holders of your voting securities.

RESPONSE

FortuNet applied to the Nevada Gaming Commission on August 19, 2005 to become a registered company, as well as to seek all exemptions to consummate the offering. If FortuNet does not receive approval from the Nevada Gaming Commission to become a registered company or is not granted exemption from mandatory licensing for the holders of its equity securities, the offering will not close. The risk factor has been modified to incorporate these factors. See page 20.
Use of Proceeds, page 23
18.	We note your statements that you intend to use the proceeds from this offering to execute your growth strategy and expand inventory, although you do not have specific plans for the use of the net proceeds. We also note that you may use the proceeds to acquire businesses. Please be advised that if a material amount of the proceeds are to be used to acquire assets other than in the ordinary course of business, the assets and the costs associated with the purchase should be described. See Instruction 5 to Item 504 of Regulation S-K. If the proceeds are to be used to finance an acquisition, you should include the information required by Instruction 6 to Item 504 of Regulation S-K. In addition, you may reserve the right to change the use of proceeds; however, this reservation must be due to contingencies that are disclosed specifically, and the alternative uses of proceeds following these contingencies are indicated. See Instruction 7 to Item 504 of Regulation S-K, and revise your disclosure accordingly.

RESPONSE

Securities and Exchange Commission October 27, 2005 Page 9

FortuNet has clarified its current intent to expand its inventory by building additional wireless and stationary player terminals by revising its “Use of Proceeds” disclosure. See page 24.

We noted the Staff’s comment with respect to Instruction 5 to Item 504. FortuNet does not plan to acquire any assets otherwise than in the ordinary course of business.

In response to the Staff’s comment with respect to Instruction 6 to Item 504, FortuNet has augmented this disclosure to indicate that it is not currently engaged in any negotiations in furtherance of any acquisitions. FortuNet is unable to describe the nature of any businesses that it may seek to acquire with any more specificity than as set forth.

In response to the Staff’s comment with respect to Instruction 7 to Item 504, FortuNet has revised its disclosure to clarify the lack of specificity of the intended uses of the proceeds of the offering and the broad discretion that may be employed in the use of the proceeds of the offering. FortuNet believes that in light of this disclosure, it need not reserve the right to change the use of proceeds as contemplated by Instruction 7 to Item 504.
Capitalization, page 24
19.	Discuss the anticipate stock split in reasonable detail, stating the reasons for conducting the split.

RESPONSE

Prior to the stock split, FortuNet had 100 shares outstanding. The purpose of the stock split was to create sufficient outstanding shares to achieve a public offering price that is customary and acceptable in the IPO setting to facilitate liquidity. FortuNet believes that the disclosure of the occurrence and ratio of the stock split and that 8,350,000 shares are now outstanding is sufficient. This information is disclosed. See page 25.

20.	Please include your notes payable in your capitalization table to determine your total capitalization.

RESPONSE

Notes payable have been included in the capitalization table on page 25.
Management’s Discussion and Analysis, page 27
Company Overview, page 27

Securities and Exchange Commission October 27, 2005 Page 10

21.	Revise this section to clarify the products or platforms you currently sell or distribute and the products or platforms you intend to sell or distribute upon the promulgation of regulations by the Nevada Gaming Commission regarding mobile and wireless gaming systems. Clarify your discussions throughout the prospectus. For example, state whether you currently sell or distribute stationary gaming devices for playing bingo, traditional casino games, or both, as well as mobile or wireless devices for bingo, traditional casino games, or both. Based upon your discussions in the Business section on page 38, it appears that you currently offer bingo products only and plan to introduce mobile gaming units with traditional casino games such as keno and poker once the Gaming Commission promulgates regulations.

RESPONSE

This section and other applicable portions of the prospectus have been modified in accordance with this comment. See pages 1, 5, 6, 15, 29 and 42.

There is no significant difference between mobile and stationary platforms as described on page 48.

22.	Discuss your company and its structure in more detail. We note the discussion on page 28 regarding the acquisition of the outstanding stock of Millennium and the statement on page one that Millennium Games is FortuNet’s wholly-owned subsidiary. State whether FortuNet has its own operations or whether it is a holding company conducting business through Millennium Games. Revise to discuss Millenniums business operations in greater detail. In this regard, we note the discussion of the nature of the business in footnote 1 of the financial statements as of June 30, 2005.

RESPONSE

FortuNet has been an operating entity since its formation. Millennium is a distributor. The discussion under the “Company Overview” section has been revised to specify the operation of Millennium and FortuNet in accordance with this comment. See page 30.
Results of Operations, page 30
23.	With regard to changes in revenue period to period, separately quantify the impact related to changes in your customer base versus the changes in your overall installed base of your systems at customer locations. In this regard, we note your disclosure on page 34 which indicates that increases in your overall installed base increases revenues without substantially increasing costs.

Securities and Exchange Commission October 27, 2005 Page 11

RESPONSE

The discussion on pages 34 through 36 has been revised to separately quantify the impact on revenue from changes in customer base. Due to the frequency of changes in the overall installed base of systems at customer locations FortuNet believes it would be unreliable at best and misleading at worst to draw and provide any conclusions about the impact on revenue from changes in the overall installed base of systems.

24.	You indicate in your discussion of cost of revenue for the years ended December 31, 2004 and December 31, 2003 that a significant increase of deployed product into the market was offset by a significant reduction in installation and upgrade expenses. Expand your disclosures to quantify the amounts related to each of these factors. Clarify whether this increase and decrease in expenses is expected to continue. Clarify why there was a significant reduction in installation and upgrade expenses.

RESPONSE

The discussion on pages 34 and 35 has been revised to quantify the amount of the increase in depreciation of deployed product and the amount of the decrease in installation and upgrade expenses, to explain the reasons behind such increase and decrease, and to disclose FortuNet’s expectations with respect to such increase and decrease going forward.

25.	You refer to upgrade expenses. Clarify the nature of these costs, including whether you are required, pursuant to your rental agreements, to provide upgrades to your customers. If so, address whether these upgrades impact your revenue recognition.

RESPONSE

The discussion on pages 34 and 35 has been augmented to clarify the nature of upgrade expenses and the fact that FortuNet is not obligated, pursuant to its rental agreements, to provide upgrades to its customers.
Liquidity and Capital Resources, page 34
26.	Your analysis of your liquidity and capital resources, particularly your cash flow analysis, should not be recitation of changes and other information evident to readers from your financial statements, but rather should provide your readers with information that will allow them to assess your prospects for the future. Please expand this section in your filing to address the items discussed in Section IV. Liquidity and Capital Resources of

Securities and Exchange Commission October 27, 2005 Page 12

Release No. 33-8350 “Interpretation — Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RESPONSE

The discussion of “Liquidity and Capital Resources” has been augmented to include a qualitative analysis or FortuNet’s anticipated future sources of and needs for liquidity. In addition, FortuNet has disclosed its evaluation of its ability to meet upcoming cash requirements over both the short term and long term. See page 38.
Contractual Obligations table, page 36
27.	Please include your long-term debt obligations in your contractual obligations table. Refer to Item 303(5) of Regulation S-K.

RESPONSE

This change has been made. See page 40.
Business, page 38
The Bingo Market and the Trend Towards Electronic Bingo Platforms, page 39
28.	Tell us whether the 2005 Casino and Gaming Market Research Handbook is publicly available or if you paid for the market research to be performed for your company.

RESPONSE

This material is publicly available for a fee. FortuNet did not commission or pay for this market research.
Customers, page 46
29.	Within this section of your Management Discussion and Analysis, please include the disclosure of the percentage of sales to significant customers as you have done on page F-10.

RESPONSE

The discussion under the “Customers” section has been modified in response to this comment. See pages 50 and 51.

Securities and Exchange Commission October 27, 2005 Page 13

Research and Development, page 46
30.	Disclose the estimated amount spent on research and development activities in each of the last three fiscal years. See Item 101(c)(xi) of Regulation SK.

RESPONSE

The discussion under “Research and Development” has been modified in response to the comment. See page 50 .
Sales, Marketing, and Distribution, page 46
31.	Disclose whether you enter into contracts with your distributors and discuss the average length of such contracts.

RESPONSE

The discussion under “Sales, Marketing and Distribution” has been modified in response to this comment. See page 51.
Securities Regulation, page 49
32.	Update this section as appropriate with regard to the status of your registration and exemptions applied for from the Nevada Gaming Commission.

RESPONSE

The discussion under “Securities Regulation” has been updated in response to this comment. See page 54. Please note that a condition of closing this offering is obtaining the registration and exemption. As a result of this condition, no risk to purchasers of securities in this offering exists with respect to failure to obtain the registration or exemption.
Individual Licensing Requirements, page 49
33.	State whether you have filed applications with the Nevada gaming authorities for the licensing of your officers and directors.

RESPONSE

Securities and Exchange Commission October 27, 2005 Page 14

The discussion under “Individual Licensing Requirements” has been expanded in response to this comment. See page 54.

34.	State whether licensing and suitability determinations are a precondition to becoming an officer or director.

RESPONSE

The discussion under “Individual Licensing Requirements” has been expanded in response to this comment. See pages 54 and 55.

Please note that we do not anticipate that any of our independent directors will be required to be licensed at this time.

35.	We note that the Nevada gaming authorities may disapprove of a change in a corporate condition. Please include a risk factor discussing the implications to the company of any such disapproval.

RESPONSE

The risk factor “We are dependent . . .” has been has been modified to disclose the risk associated with the Nevada gaming authorities disapproving a change in corporate position. See page 12.
Requirements for Beneficial Securities Holders, page 50
36.	It appears you are seeking an exemption from the licensing requirements for beneficial holders. Disclose whether this exemption will apply only to current beneficial owners or whether it will apply to future beneficial owners as well. Clarify whether an exemption from the licensing requirements will also have the effect of exempting a beneficial owner from a suitability determination.

RESPONSE

The discussion under “Requirements for Beneficial Securities Holders” has been expanded in response to this comment. See page 55 and 56.

Please note that pursuant to Nevada Gaming Regulation 16.405, the Nevada Gaming Commission retains the authority to require any beneficial holder to seek a license or suitability determination. An exemption from the licensing requirements does not necessarily have the effect of exempting a beneficial owner from a suitability determination. This possibility has been disclosed in this section.

Securities and Exchange Commission October 27, 2005 Page 15

37.	Revise to disclose whether you have submitted an application for a suitability determination of your officers.

RESPONSE

See response to Comment #33 above. To become licensed, any applicant (officer or beneficial owner) must be found to be suitable. The licensing process for officers requires a simultaneous determination of suitability. No beneficial owner of a registered company with applicable exemption need apply to become licensed unless the beneficial owner holds 5% or more of the registered company’s shares or is otherwise required to do so by the Nevada Gaming Commission.
Approval of Public Offerings and Approval of Changes in Control, page 52
38.	We note your disclosures in these sections regarding the need to obtain approval from the Nevada Gaming Commission prior to making a public offering of your securities or entering into certain transactions resulting in a change of control. Please revise the risk factor section to include a risk factor regarding the possible risk to the company and shareholders if you are unable to obtain such approvals or a significant delay in obtaining approval occurs.

RESPONSE

A risk factor captioned “Failure to obtain required approval from ...” has been added at page 21.
Fees and Taxes, page 53
39.	Disclose the approximate amount of licensing fees and taxes you pay annually.

RESPONSE

The discussion under the “Fees and Taxes” section has been modified in response to this comment. See page 58.
Management, page 56
Executive Officers, Significant Employees, and Directors, Page 56
40.	It appears that Messrs. Coronel and Jacques do not yet hold the positions stated in the table and that they will hold the positions upon the completion of the offering and licensing by Nevada gaming authorities. Please revise this section to state their job

Securities and Exchange Commission October 27, 2005 Page 16

positions currently and update the information as appropriate. State when you anticipate Messrs. Coronel and Jacques becoming licensed.

RESPONSE

Messrs. Coronel and Jacques have made application for licensing and held the positions indicated. Mr. Coronel was appointed the Chief Marketing Officer and Mr. Jacques was appointed the Chief Financial Officer of FortuNet on October 21, 2005.
Board of Directors, page 57
41.	Please update this section as you name additional directors. We note that at this time you have one director, Boris Itkis, but that you anticipate having three directors, one of which is independent, at the completion of this offering. Include any consent of persons about to become directors that are required by Rule 438 of Regulation C.

RESPONSE

The section captioned “Executive Officers, Significant Employees and Directors” has been updated to include biographies of three persons who will serve as independent directors upon completion of the offering. See page 62. A consent from each person has been filed with this Amendment No. 1. We anticipate naming one additional directors in the next filing.
Agreements with Executive Officers and Key Personnel, page 58
42.	We note that Mr. Coronel is not required to devote his full business time to the company. Please disclose the amount of time per week that he devotes to FortuNet.

RESPONSE

Mr. Coronel currently devotes full time to his employment with FortuNet. The discussion of Mr. Coronel’s employment agreement has been modified to add this information. See page 64.
2005 Stock Incentive Plan, page 59
43.	Please provide a discussion of the issuance of phantom stock under the incentive plan.

RESPONSE

Securities and Exchange Commission October 27, 2005 Page 17

The discussion under 2005 Stock Incentive Plan has been modified to discuss stock appreciation rights and phantom stock in response to this comment. The discussion has been clarified to state that no such awards have been granted. See page 65.
Certain Relationships and Related Transactions, page 63_
44.	If material, you should file the business loan agreement entered into between FortuNet and BankWest. Please tell us whether this loan agreement is the same as the unsecured bank line of credit discussed in footnote four of the notes to the financial statements as of June 30, 2005. If so, please revise to state that fact and disclose that the line of credit expired in July 2005 and that you have applied to renew it. If the bank line of credit is different than the business loan agreement, please discuss the line of credit and the status of the application for extension of the line of credit. We note that the line of credit is secured by the majority shareholder of FortuNet.

RESPONSE

While application for a new credit facility to replace the prior credit facility specified in the discussion has been made, the application is pending. No loan agreement currently exists. The loan referenced in the “Certain Relationships and Related Transactions” section is the same as the loan referenced in the financial footnotes. A statement that this loan has expired and application for renewal is pending has been added to this section. See page 69. FortuNet anticipates that no personal guarantees from Mr. Itkis will be required with respect to the new credit facility.

45.	Disclose the amount of monthly payments you are obligated to pay to Spiegel Partners LLC and discuss the advisory services provided to you by Spiegel.

RESPONSE

The amount of the monthly payments has been added to the discussion of the payments to Spiegel Partners LLC in accordance with this comment. See page 69.

46.	It appears that you must pay $350,000 to Spiegel Partners LLC upon the completion of this offering for advisory services. Tell us whether you intend to use the proceeds of this offering for that purpose.

RESPONSE

FortuNet has sufficient cash reserves and cash flow from operations to pay the $350,000 fee to Spiegel Partners and does not intend to use the proceeds of this offering to make

Securities and Exchange Commission October 27, 2005 Page 18

the payment. In any event, FortuNet does not consider this amount to be material to the use of proceeds of this offering.

Also, please note that FortuNet has sufficient cash reserves to pay the $2,000,000 dividend to persons that are stockholders prior to the offering and does not intend to use the proceeds of this offering to make such dividend.

47.	We note that you are obligated to pay $500,000 worth of shares at the IPO price to Spiegel as consideration for continued advisory services. Revise to disclose the approximate amount of shares that will be issued to Spiegel. In this regard, we note statements throughout the prospectus regarding the issuance of 41,667 shares to Spiegel. Revise to clarify, if true, that upon six months of continued services, the shares issued to Spiegel can be registered for resale. Clarify whether you will owe additional amounts to Spiegel once it renders the future advisory services.

RESPONSE

The discussion was modified to include the number of shares. Spiegel Partners LLC does not have any registration rights with respect to the shares. The discussion has been modified to remove the term “registrable.” FortuNet has no obligation to pay any amounts in addition to the amounts specified to Spiegel Partners. See page 69.
Description of Capital Stock, page 63
48.	Disclose the amount of dividends paid to shareholders in the two most recent years and interim period. See Item 201(c) of Regulation S-K.

RESPONSE

This information was disclosed under the “Dividend Policy” section. A cross-reference to this and a statement that the company does not anticipate declaring dividends after the close of the offering has been added. See pages 24 and 70.
Shares Eligible for Future Sale, page 65
49.	Discuss the circumstances under which the lockup agreement would be extended up to an additional 30 days after the expiration of the original 180 days. If the circumstances referred to relate to the issuance of an earnings release or public announcement of material news as described in the Plan of Distribution section on page 74, you may provide a cross-reference to that information.

Securities and Exchange Commission October 27, 2005 Page 19

RESPONSE

The discussion on page 73 has been revised to indicate that the lockup period pertaining to this offering may be extended up to approximately 30 days in certain circumstances described on pages 81 and 82. A cross-reference has been added on page 73 to the discussion on page 81 relating to the potential extension of the lockup period pertaining to the officers, directors and stockholders of FortuNet.

50.	We note the statement that 41,667 shares will be eligible for sale under Rule 701. It appears that these shares are to be issued to Spiegel upon completion of this offering. Please confirm our understanding. Rule 701 is available to an issuer that is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act for offers and sales of securities under a written compensatory plan or compensation contract. See Rule 701(b) and (c) of the Securities Act. Additionally, in order for this section to be available to consultants or advisors, the requirements of section (c)(1) of Rule 701 must be met. Please provide us with a detailed analysis of why you believe the shares to be issued to Spiegel Partners LLC qualify for an exemption pursuant to the rule and therefore will be able to be resold under Rule 701(g).

RESPONSE

FortuNet believes the issuance of shares to Spiegel Partners LLC qualifies for the exemption provided under Rule 701. The shares are to be issued pursuant to a written agreement entered into prior to FortuNet being subject to the Exchange Act. The shares to be issued to Spiegel Partners LLC are compensation for advisory services to be provided by Spiegel Partners LLC following the IPO and not for services in connection with the IPO. The stock is not being issued as compensation for the offer or sale of securities in capital raising transactions or promoting or maintaining a market in the securities. The agreement with Spiegel Partners LLC prohibits it from engaging in these types of activities. Spiegel Partners LLC is a single member limited liability company. Jordan Spiegel, its sole member, has provided all services on behalf of Spiegel Partners LLC. Spiegel Partners LLC is a disregarded entity for federal tax purposes. FortuNet believes that for purposes of Rule 701 Spiegel Partners LLC should be disregarded as an entity distinct from Jordan Spiegel in the same manner a revocable trust is disregarded as an entity distinct from its grantor for purposes of determining accredited investor status. See e.g. Herbert S. Wander, 1983 WL 28826 (S.E.C. No-Action Letter, November 25, 1983).
Plan of Distribution, page 67

Securities and Exchange Commission October 27, 2005 Page 20

51.	We note that WR Hambrecht + Co, LLC intends to conduct the offering using its “OpenIPO”® auction process. Please indicate in your response letter whether the materials and procedures to be used in the offering and described in the Plan of Distribution section of your Form S-1 previously have been cleared by the Office of Chief Counsel for the Division of Corporation Finance and whether the materials and procedures have changed since receiving clearance from the Staff. If you cannot represent to us that these materials and procedures have been cleared by the Staff, or if WR Hambrecht has made any changes to its online offering websites or procedures, please identify any changes that it has made. In addition, please provide us with all the OpenIPO® auction process materials, including screen shots and the text of any communications the underwriter(s) propose to use in the electronic distribution. We may have additional comments upon review of those materials.

RESPONSE

W.R. Hambrecht + Co, LLC has informed us that the procedure and the types of materials used in this offering will not be materially different from the procedures and materials that have been reviewed by the Office of Chief Counsel for the Division of Corporation Finance, most recently by Carol McGee and Joe Babits of that office. The procedures and materials used by W.R. Hambrecht + Co, LLC have been reviewed by the Staff in a number of OpenIPOs, most recently in the offerings by BofI Holding, Inc., Morningstar, Inc., CryoCor, Inc. and Avalon Pharmaceuticals, Inc.

We will provide the Staff with a copy of the web pages and the text of electronic mail communications to be used in this offering as soon as they have been finalized. Such materials will be substantially the same as the materials used in the recently completed offering by CryoCor, Inc., which was reviewed by the Staff.

52.	Please confirm that the information on WR Hambrecht’s website is limited to the electronic prospectus and other information permitted by Rule 134. Please provide a similar confirmation with respect to any dealers or selling group members that include such information on their websites.

RESPONSE

W.R. Hambrecht + Co, LLC has informed us that the information that will be posted on the W.R. Hambrecht + Co, LLC website in connection with this offering will be limited to the electronic prospectus and other information permitted by Rule 134. The webpages to be used by W.R. Hambrecht + Co, LLC in this offering will not differ materially from

Securities and Exchange Commission October 27, 2005 Page 21

the W.R. Hambrecht + Co, LLC webpages previously reviewed by the Staff in prior OpenIPOs.

The nature of the process of forming the selling group is such that the final list of selling group members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriters will not know who the members of the selling group are, and what their plans for electronic solicitation via email or their website may be, until after the registration statement is declared effective, the Company is unable to disclose any selling group member’s plans for electronic solicitation via email or their website. However, W.R. Hambrecht + Co, LLC has advised the Company that in accepting the invitation to join the selling group, each member of the selling group will be required to represent to W.R. Hambrecht + Co, LLC that it will conduct all of its activities with respect to the offering in compliance with Section 5 of the Securities Act of 1933, as amended.

53.	Please give us sufficient time to review your underwriting agreement prior to requesting effectiveness. We may have additional comments upon review of the agreement.

RESPONSE

The form of underwriting agreement has been filed as an exhibit with this filing.
The OpenIPO Auction Process, page 68
54.	Please amend this section to include a fair and accurate description, or screen shots, of the internet web pages the investors participating in the auction will see prior to the auction.

RESPONSE

The Company has been informed by W.R. Hambrecht + Co, LLC that the web pages that investors participating in the offering will see prior to the auction will be limited to information permitted or required by Rule 134, and that as such, any description of those web pages would be immaterial to investors. As indicated in the response to Comment 51 above, FortuNet will provide the Staff with a copy of the web pages and the text of electronic mail communications to be used in this offering as soon as they have been finalized. Such materials will be substantially the same as the materials used in the recently completed offering by CryoCor, Inc., which was reviewed by the Staff.
Closing of the Auction and Pricing, page 69

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55.	We note that bidders who submitted successful bids will be obligated to purchase shares allocated to them regardless of whether they are aware that the registration statement has been declared effective or notices of acceptance have been sent. Please revise to clarify that the bidders will be obligated to purchase the shares in these circumstances only if the notice of effectiveness and the notice of acceptance have, in fact, been sent.

RESPONSE

The discussion on page 77 has been revised to clarify that bidders who submitted successful bids will only be obligated to purchase the shares if notice that the registration statement has been declared effective has been sent and the notice of acceptance of their bid has been sent.

56.	Please clarify the circumstances under which the underwriter may cancel or reject a valid bid. In this regard, we note the statement on page 70 that the underwriter will not cancel or reject a valid bid after notices of acceptance have been sent.

RESPONSE

Please review the disclosure on page 80 under the heading “Requirements for Valid Bids” in which circumstances in which the underwriter may reject or reduce certain bids are set forth.
The Closing of the Auction and Allocation of Shares, page 73
57.	Update the first paragraph of this section to include the appropriate number of shares to be sold in this offering, both with and without the exercise of the over-allotment option.

RESPONSE

The paragraph has been revised as requested by the Staff. See page 80.

58.	Supplementally tell us the process and procedures the underwriter will use to evaluate and consent to the sale of shares by dealers outside of the auction process. Tell us how such sales outside of the auction process would comply with our position regarding the conducting of auctions. In the event that the underwriter consents to sales outside of the auction process by participating dealers, the prospectus should be amended to fully describe the procedures to be used by the dealers.

RESPONSE

Securities and Exchange Commission October 27, 2005 Page 23

FortuNet has been advised by W.R. Hambrecht + Co, LLC that it has never consented to the sale of shares by dealers outside of the auction process, and that therefore there is no process or procedure in place to evaluate and consent to the same. W.R. Hambrecht + Co, LLC has informed us that permitting sales outside of the auction process would be a remedy for the unusual situation in which a dealer’s customer defaults on his or her purchase commitment, leaving the dealer with unsold but allocated shares, in which case the underwriter would consider permitting the dealer to sell the allocated shares outside of the auction process to facilitate an orderly completion of the offering. Unless the quantity of shares to be sold outside of the auction process was material, the FortuNet does not believe that permitting the sale of shares outside of the auction process in this scenario would be material to the investment decisions of investors in the auction and would therefore not require any amendment to the prospectus.

59.	Please describe the “exceptional circumstances” under which you would alter the method of allocation discussed in order to ensure a fair and orderly distribution. Please confirm to us that in the event the method of allocation is modified, you will file a prospectus supplement or post-effective amendment as appropriate.

RESPONSE

W.R. Hambrecht + Co, LLC has informed FortuNet that it is not feasible to exhaustively enumerate every circumstances in which the underwriter would alter the method of allocation in order to ensure a fair and orderly distribution. The examples provided on page 80 of reducing large orders and rejecting or reducing bids based on eligibility or creditworthiness criteria are only illustrative examples.

FortuNet confirms that in the event that the method of allocation is modified in a material manner, it will file a prospectus supplement or post-effective amendment, as appropriate.

60.	Explain what you mean by the statement that “no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In this regard, we note the statement on page 70 that you may lower the price of the shares to include certain institutional investors and retail bidders.

RESPONSE

W.R. Hambrecht + Co, LLC has informed FortuNet that the quoted statement on page 81 to the effect that no shares will be allocated on a preferential basis outside of the allocation rules to any institutional or retail bidder and the statement on page 78 regarding the lowering of the public offering price to include certain institutional

Securities and Exchange Commission October 27, 2005 Page 24

investors and retail bidders are not inconsistent with each other. In the event that the underwriter wishes to include a particular institutional investor or retail bidder in the offering, the underwriter may lower the public offering price to a price at which such institutional investor’s or retail bidder’s bid will be accepted and will result in an allocation of shares to such institutional investor or retail bidder in a pro rata manner as the allocation of shares to all other successful bidders, based upon the sizes of their successful bids.

61.	Please include a discussion of when successful bidders must have sufficient funds in their brokerage accounts to cover the purchase of the common shares allocated to them.

RESPONSE

The discussion on page 80 has been revised to indicate the date upon which successful bidders must have sufficient funds in their brokerage accounts to cover the purchase of shares allocated to them.
Report of Independent Registered Public Accounting Firm, page F-2
62.	We note that your independent registered public accountant is licensed in the state of Minnesota while your principal operations are in the state of Nevada. Confirm to us that Schechter Dokken Kanter Andrews & Selcer Ltd is in compliance with the Nevada state licensing requirements. In the event of noncompliance with Nevada state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

RESPONSE

Russell Andrews, the lead partner in charge of the FortuNet audit, is licensed to practice in Nevada. As such, all Nevada state licensing requirements for Schechter Dokken Kanter Andrews & Selcer Ltd. are satisfied with respect to their performing auditing services for FortuNet.
Balance Sheet and Statements of Stockholders Equity, pages F-3 and F-5
63.	It appears that the company had undistributed earnings on the date its S corporation election terminated. In accordance with SAB Topic 4B, such earnings must be included in the financial statements as additional paid in capital as this assumes a constructive distribution to the owners followed by a contribution to the capital of the company.

RESPONSE

Securities and Exchange Commission October 27, 2005 Page 25

The financial statements have been revised to comply with SAB Topic 4B as disclosed in Note 12 of the financial statements.
Notes to Combined and Consolidated Financial Statements
64.	Please revise your headings to include the years ended December 31, 2003 and 2004.

RESPONSE

The headings have been revised in response to this comment.
1. Significant Accounting Policies, page F-7
Property and equipment wage, page F-8
65.	We note your depreciation policy that you use accelerated methods for your property and equipment except for rental assets in which the straight line is used. Further, we note your risk factor disclosures on page nine that you operate in a highly competitive industry and that the tastes and preferences of players of bingo and traditional casino games are known to change over time. In consideration of these risk factors, please expand your Critical Accounting Policies to address why you have not chosen to use an accelerated method for the depreciation of your rental assets, but have chosen an accelerated method for your other property and equipment.

RESPONSE

A discussion under “Critical Accounting Policies — Depreciation” in the MD&A has been added in response to this comment. See pages 31 and 32.

66.	Also, in consideration of the risk factors mentioned above, please expand your Critical Accounting Policies to address whether you maintain a reserve for your rental assets that are on hand, but are not expected to be currently used.

RESPONSE

Because the Company has not historically experienced impairment of assets, no reserve has been necessary. The discussion under “Critical Accounting Policies — Depreciation” in the MD&A has been added in response to this comment. See pages 31 and 32.

67.	Disclose the nature of the accelerated methods of depreciation related to your property and equipment.

Securities and Exchange Commission October 27, 2005 Page 26

RESPONSE

The discussion under “Critical Accounting Policies — Depreciation” in the MD&A and Note 1— Property and Equipment has been expanded to describe the accelerated method as “declining balance” in response to this comment. See pages 31 and 32 and F-8.
Revenue Recognition
68.	Your stated policy indicates that the Company recognizes revenues as the devices are used in accordance with the each lease agreement. Revise to clarify what you mean by this statement. Specifically address how you determine the appropriate period and amount of rental revenue for rentals based on usage as well as for rentals based on the percentage of revenue that the device generates for the lessee. Refer to paragraph 19 of SFAS 13.

RESPONSE

The discussion under “Critical Accounting Policies — Revenue Recognition” in the MD&A has been expanded in response to this comment. See page 31. The “Revenue Recognition” section of Footnote 1 has also been expanded in response to this comment.

69.	You indicate in your critical accounting policy section on page 28 that you recognize revenue when “play or availability of our gaming platform” exists. Please revise your disclosure to clarify what you mean by this.

RESPONSE

The discussion under “Critical Accounting Policies — Revenue Recognition” in the MD&A has been modified and expanded in response to this comment. See page 31.

70.	We note your disclosure under the section Customer Support on page 47 that you provide comprehensive support services to all your customers. Tell us whether your customer support represents a separate deliverable as contemplated by EITF 00-21. Provide us with sufficient evidence to support your conclusions.

RESPONSE

The Customer Support described under Business is an integral part of our leased products and is not available to any of our customers separately. We do not separately sell or make available installation services, training or on-going maintenance. This support is

Securities and Exchange Commission October 27, 2005 Page 27

provided solely to customers who lease our system. In accordance with EITF 00-21 these deliverables do not represent separate units of accounting because our leased product and related customer support do not have value to our customers on a standalone basis.

71.	We note your disclosure on page 27 that you typically install your electronic bingo systems at no charge to your customers and that you capitalize all direct costs. Please include a discussion in your significant accounting policies that discloses the typical costs that are capitalized, the period over which you capitalize these costs, and the basis for when you recognize these expenses. Refer to paragraph 19c of SFAS 13. In this regard, we note your discussion under expenses that installation costs and initial shipment costs associated with new customer lease contracts are expensed as cost of revenue in the period in which the equipment is deployed.

RESPONSE

When FortuNet installs an electronic bingo system, it capitalize as direct costs all other equipment needed by the customer to operate our system. This includes charging racks, wireless communication sub-systems such as antenna and communication hubs, point of sale terminals, revenue reporting system, and a bingo caller interface. These direct costs are capitalized as part of the Rental Assets and are depreciated over their estimated useful life of 5 years.

Note 2 on Property and Equipment has been expanded to include a description of the types of costs capitalized as Rental Assets including the direct equipment costs described above.
Research and Development
72.	You indicate on page 31 and 34 that your research and development costs may change significantly from quarter to quarter depending on whether you purchase new test and hardware and software development tools. Expand your disclosure to indicate your accounting for these tools. Ensure your policy addresses the notion of alternative future uses. We assume that since you appear to be expensing these costs as incurred these tools do not have alternative future uses as contemplated in paragraph 1la of SFAS 2.

RESPONSE

This discussion under “Quarterly Results of Operation” in the MD&A has been expanded in accordance with this comment. See pages 36 and 37.

Securities and Exchange Commission October 27, 2005 Page 28

Production Costs
73.	You indicate on page 34 that your production costs may change significantly depending on the purchase of major manufacturing tools, such as plastic molding tools. Expand your disclosure to indicate your accounting for major manufacturing tools. Address why these costs are not capitalized to property, plant and equipment.

RESPONSE

The discussion under “Quarterly Results of Operations” has been modified to clarify causes of changes in production costs. See pages 36 and 37.
Commissions
74.	We note that commissions paid are a material component of your sales and marketing expense. Please disclose your accounting policy related to this material expense.

RESPONSE

FortuNet’s policy with respect to commissions has been added to Note 1 of the financial statements.

75.	In light of your disclosures on page 47 which indicate that all of your leased products are warranted by you and maintained at no extra cost to the customer, please provide the warranty disclosures require by paragraph 14 of FIN 45.

RESPONSE

Warranty accruals are generally based on the estimated costs of fulfilling the obligation under which a seller agrees to remedy defects in a product and should be accrued at the time revenue is recognized. FortuNet only leases its products to customers under operating leases. Customer support is provided in part by substituting different player terminals and supporting equipment for any equipment that does not perform as designed. The costs of repairing the returned Rental Assets are expensed as incurred as it does not extend the useful life of the asset and the costs are insignificant. The repaired Rental Assets are then made available for deployment to customers. By expensing the repair costs, FortuNet matches costs with the revenues recognized as the Rental Assets are used by the customer. Accordingly, FortuNet does not accrue warranty costs.
3. Other Assets, page F-10

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76.	We note your disclosure, “Other assets also include a signing bonus the Company paid in accordance with the terms of a five year lease agreement to lease gaming devices to a customer.” Please expand your disclosure to explain why you were required to pay this bonus and address the appropriateness of deferring this cost. Disclose the period over which you will amortize this deferred cost.

RESPONSE

The signing bonus was an integral part of the terms of the contract. Without the bonus component of the contract, in all likelihood, FortuNet would not have won the contract. The discussion under “Other Assets” has been revised in accordance with this comment. See page F-11.
Income taxes, page F-12
77.	We note your breakout of domestic and international revenues on page 47. Please expand your disclosures to address why your income tax provision does not contain a provision for foreign income tax.

RESPONSE

The discussion under “Income taxes” has been expanded in accordance with this comment. See page F-13 .
11. Acquisition of minority interests, page F-15
78.	We note your disclosure that you allocated the excess of the estimated fair values attributable to the interests in net assets acquired over the purchase price to reduce the cost values assigned to non-current assets. Please expand your disclosure to address how you determined the appropriate amount by which to reduce your property, plant and equipment and non-compete agreement. In this regard, we note that paragraph 44 of SFAS No.141 requires a pro rata allocation to the amounts that otherwise would have been assigned.

RESPONSE

The excess of the estimated fair values attributable to the interests in net assets acquired over the purchase price was allocated ratably to reduce the values assigned to non-current assets in accordance with paragraph 44 of SFAS No. 144. Prior to this pro rata reduction, we reassessed whether all the net tangible assets acquired had been identified, recognized

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and properly valued. Note 11 to the financial statements has been revised to include the phrase “on a pro rata basis” to clarify the allocation.
13. Proforma net income per share, page F-16
79.	We note you intend to affect an 83,500-to-1 common stock split prior to completing the proposed IPO. As such, please revise your historical financial statements to reflect the stock split. Refer to SAB Topic 4C.

RESPONSE

The financial statements have been revised to reflect the stock split that was effective October 21, 2005.
* * * * * *
     We believe the above to be fully responsive to the comments set forth in your October 13, 2005 letter. Your prompt review and clearance of the referenced filings would be greatly appreciated. If you have any questions or need any additional information on a supplemental basis prior to formally responding, please contact the undersigned immediately at (602) 262-5712 or by facsimile at (602) 734-3911.

Very truly yours,

/s/ Thomas J. Morgan

TJM/pad/daa
cc:	Yuri Itkis
Jack Coronel
Bill Jacques
Robert Hambrecht
Timothy Harris, Esq.
Russ Andrews